Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel: exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	U[redacted]ecurities a[illegible]	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	[illegible] name) [illegible] Equity [illegible] lations	*Phone:*	*(48 76) 847 82 31*
Company:	K[illegible]	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	30 January 2006	*No of sheets:*	2

Current report 6/2006

The Management Board of KGHM Polska Miedź S.A. hereby publishes information on the Budget of the Company for 2006 as confirmed by the Supervisory Board at its meeting on 30 January 2006.

The accepted Budget assumes the achievement in 2006 of revenues from the sale of products, goods for resale and materials in the amount of PLN 8 117 mln and net profit of PLN 1 839 mln.

Important assumptions of the forecast:

1. Macroeconomic factors
   - average annual electrolytic copper price of 4 200 USD/t,
   - average annual metallic silver price of 8.00 USD/troz (257 USD/kg),
   - average annual exchange rate of 3.15 PLN/USD
2. Internal factors:
   - electrolytic copper production of 565 thousand t,
   - metallic silver production of 1 127 t,
   - total unit cost of electrolytic copper production of 8 910 PLN/t,
   - investments in tangible assets of PLN 932 mln.

In the current year the Company assumes a change in the production structure – an increase in the share of production of copper from the processing of external batch materials from 8% in 2005 to 16% in 2006, which will be a basic factor in the increase of the total unit cost of electrolytic copper production.

In 2006 significant expenditures are expected on tangible investments, among others due to the initiation of the following new projects: concentrate hydrotransport, the modernisation of pyrometallurgy in HM Głogów and continued work on construction of the SW-4 shaft and work on accessing the Głogów Głęboki Przemysłowy deposit. It is assumed that the effects of realisation of the investment program will be a basic source of limiting production costs in the coming years.

Exemption number: 82 4639

The profit and loss account accounts for equity investments using the equity method. The projection does not reflect any eventual changes in equity commitment in the telecommunications assets of KGHM Polska Miedź S.A.

Legal basis: art. 56 sec.1 point 1 of the Act dated 29 July 2005 on public offerings and conditions governing the introduction of financial instruments to organised trading, and on public companies (Journal of Laws Nr 184, item 1539)

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedz S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	30 January 2006	*No of sheets:*	*1*

Current report 7/2006

The Management Board of KGHM Polska Miedz S.A. announces that on 30 January 2006 the Company received the following statement from Mr. Marek Wierzbowski – a member of the Supervisory Board:

„Due to the discontinuation by the Depositary Bank of announcing a candidate for representative of the holders of global depositary receipts on the Supervisory Board of KGHM Polska Miedz S.A., my actions in this capacity as representative have hereby ceased, and I consequently submit my resignation from membership on the Supervisory Board of KGHM Polska Miedz S.A."

Legal basis: para. 5 sec. 1 point 21 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Marek Szczerbiak

RECEIVED
2006 JAN 30 P 4:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE